P.O. Box 2600
Valley Forge, PA 19482-2600

(484) 618-9535
laura_bautista@vanguard.com

October 16, 2018

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Charlotte Funds (the “Trust”)

File No. 811-22619

Post-Effective Amendment No. 18 – Vanguard Global Credit Bond Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on September 28, 2018, to the above referenced post-effective amendment.

Comment 1: Prospectus—Fund Summary—Principal Investment Strategies

Comment: The Staff notes that the Fund’s name contains the word “global.” Please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that under normal market conditions, it will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets outside the United States.

Response: Footnote 42 to the Adopting Release for Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), IC-24828 (January 17, 2001), clarifies that the appearance of the term “global” or “international” in a fund's name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” The SEC staff’s “Frequently Asked Questions About Rule 35d-1 (Fund Names Rule)” dated December 4, 2001, provides similar guidance in Question 10, citing the adopting release.

As disclosed under More on the Fund—Market Exposure, the Fund will invest “. . . in a geographically diverse mix of short-, intermediate-, and long-term bonds.” As disclosed under More on the Fund—Security Selection, “The Fund will invest primarily in government, government agency, corporate, and securitized U.S. and non-U.S. investment grade fixed income investments.” Additionally, the Investment

Lisa N. Larkin, Esq.
October 16, 2018

Strategies, Risks, and Nonfundamental Policies section of the Fund’s SAI discloses that the Fund will invest “. . . a substantial portion of its assets in foreign debt securities” (emphasis added). While we believe that the current disclosure is consistent with SEC and staff guidance concerning the use of the term “global” in the fund names, we have revised the first sentence under Fund Summary—Principal Investment Strategies to more closely track the suggested disclosure. It will say “The

Fund will invest in securities issued in a number of countries throughout the world, including companies located in emerging market countries.”

Comment 2: Prospectus—Fund Summary—Principal Risks

Comment: Please arrange the bullet points under this section, so that each principal risk is clearly identified.

Response: We have amended the format of the bullet points in the manner suggested.

Comment 3: Prospectus—More on the Fund—Other Investment Policies and Risks

Comment: The Fund’s disclosure states that the Fund may engage in transactions involving total return swaps (“TRS”). A TRS is a “senior security” for purposes of Section 18 of the

1940 Act. For Section 18 purposes, when a fund engages in TRS, the fund will need to “set aside” an appropriate amount of liquid assets. See generally Investment

Company Act Release No. 10666 (Apr. 18, 1979). In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. Accordingly, please be aware that the Commission could issue a new rule or guidance relating to fund use of derivatives, such as TRS and leverage, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges the Staff’s comment.

Comment 4: SAI—Fundamental Policies

Comment: Per Item 16(c)(1)(iv) of Form N-1A, please add “or group of industries” to the end of the sentence in the sub-section titled “Industry Concentration.”

Response: We have revised the disclosure in the manner requested.

Comment 5: SAI—Investment Strategies, Risks, and Nonfundamental Policies—Foreign Securities—Emerging Market Risk

Comment: Please consider adding information regarding the risks associated with the Fund’s investments in Argentina, if applicable.

Response: Each of the Prospectus and SAI contain disclosure covering the potential risks associated with investments in foreign countries, including emerging market countries, in which the Fund will invest. As such, we do not believe that additional risk disclosure is warranted at this time.

Lisa N. Larkin, Esq.
October 16, 2018

Please contact me at (484) 618-9535 with any questions or comments regarding the above responses.

Thank you.

Sincerely,

Laura A. Bautista
Associate Counsel
The Vanguard Group, Inc.